Exhibit 6.18

CONSULTING SERVICES AGREEMENT

Between

XTI Aircraft Company

and

Robert J. LaBelle

Effective January 1, 2019

TABLE OF CONTENTS

1.	SERVICES		1
	(a)	General Services	1
	(b)	Independent Contractor	1
	(c)	No Benefits or Worker's Comp	1
	(d)	Appointment as a Director	1
2.	COMPENSATION		1
	(a)	Compensation	1
	(b)	Cash Bonus and Options	1
	(c)	Expenses	3
	(d)	Stock Options	3
3.	TERM AND TERMINATION		3
	(a)	Term	3
	(b)	Termination by the Company for Cause	3
4.	CONFIDENTIAL INFORMATION AND ASSIGNMENT OF INVENTIONS		3
	(a)	Confidential Information	3
	(b)	Definition	3
	(c)	Exclusions	4
	(d)	Non-Disclosure	4
	(e)	Work Product	4
	(f)	Assignment of Inventions	4
	(g)	Non-Compete	4
5.	INDEMNIFICATION		5
	(a)	Indemnification by the Consultant	5
	(b)	Indemnification by the Company	5
6.	GENERAL PROVISIONS		5
	(a)	Covenants	5
	(b)	Binding Effect; Delegation of Duties Prohibited	5
	(c)	Entire Agreement; Amendments	5
	(d)	Governing Law; Forum and Venue	6
	(e)	Severability	6
	(f)	Counterparts and Facsimile	6

CONSULTING SERVICES AGREEMENT

THIS CONSULTING SERVICES AGREEMENT (this “Agreement”) is made effective as of January 1, 2019 (the “Effective Date”), by and between XTI Aircraft Company (“XTI” or the “Company”) and Robert J. LaBelle (“Consultant”). XTI and Consultant may sometimes be referred to herein as the “Parties” and individually as a “Party”. The Parties agree as follows:

1.             SERVICES:

(a)          General Services. Consultant shall provide services to XTI, as follows: (i) Consultant shall serve in the capacity of Chief Executive Officer of the Company; and (ii) Consultant shall perform any other senior executive function, as reasonably requested by XTI from time-to-time during the term of this Agreement that Consultant agrees to perform. The services described in (i) and (ii) of this Section 1(a) shall be collectively referred to herein as the “Services”.

(b)          Independent Contractor. Consultant shall at all times during the term hereof be an independent contractor, and as such be solely responsible for determining the exact means, method and manner in which the Services are to be performed. Consultant shall not in any way be considered an agent, employee or representative, joint venturer or partner of the Company, nor shall Consultant represent, act for, undertake any liabilities or commit to any contract on behalf of the Company as an agent or otherwise, except in his capacity as the Chief Executive Officer of the Company. Nothing in this Agreement is intended to create a relationship, express or implied, of employer-employee or principal-agent between the Company and Consultant.

(c)          No Benefits or Worker’s Comp. Consultant shall not be eligible for any of the Company’s employment rights or benefits, including but not limited to health insurance benefits, retirement plan benefits, vacation pay or sick pay. No workers’ compensation or unemployment compensation insurance has been or will be obtained by the Company for Consultant. However, Consultant is covered by all provisions of the Company’s Directors and Officers Liability Insurance policy obtained from Airsure (the “Policy”), and will continue to be covered by any amendments or extensions of the Policy or any new or similar policy obtained by the Company.

(d)          Appointment as a Director. Commencing on the Effective Date of this Agreement, and continuing during the term of this Agreement, Consultant shall serve as a member of the Board of Directors of the Company, which shall be evidenced or confirmed by a vote of the current shareholders of the Company, but subject however to the right of a majority of the shareholders of the Company any time after the date of this Agreement to elect all directors pursuant to the Company’s Bylaws.

2.             COMPENSATION:

(a)          Compensation. For all Services rendered from the Effective Date through December 31, 2019 XTI shall pay the Consultant $25,000 a month (payable on the last day of each month). The Company shall not withhold or pay any payroll or employment taxes of any kind with respect to payments to Consultant. Consultant is solely responsible for paying all payroll and employment taxes including, but not limited to, FICA, FUTA, federal personal income tax, state personal income tax, state disability insurance tax, state unemployment insurance tax, and state worker’s compensation insurance tax.

(b)          Cash Bonus and Options. In addition to the above-described $25,000/month salary for each month of this Agreement (the “Initial Term”), the Company shall issue to Consultant stock options (the “Options”) equal to 3% of the shares of the Company simultaneously with the Consultant signing this Agreement, which are authorized and issued as of the Effective Date, on a fully-diluted basis. In addition, the Company shall pay the following cash bonuses and issue the following additional Options upon reaching the “Financing” amounts indicated:

(i)          Cash bonus of $150,000 and additional Options equal to 1% of the then outstanding shares of the Company, paid and issued upon XTI raising $3,000,000.

(ii)         If the Company raises an additional $3,000,000 (above the previously-raised $3,000,000) before the end of the Initial Term, or if the Agreement is extended beyond the Initial Term by the Parties mutual agreement, a cash bonus of $150,000 and additional options equal to 1 % of the then outstanding shares of the Company, paid and issued upon XTI raising an additional $3,000,000 (above the previously-raised $3,000,000) within fifteen months from the Effective Date.

(iii)        If the Company raises an additional $9,000,000 (above the previously-raised $6,000,000) before the end of the Initial Term, or if the Agreement is extended beyond the Initial Term by the Parties mutual agreement, a cash bonus of $250,000 and additional options equal to 1% of the then outstanding shares of the Company, paid and issued upon XTI raising an additional $9,000,000 (above the previously-raised $6,000,000) within twenty-four months from the Effective Date.

(iv)        If the Company raises an additional $25,000,000 (above the previously-raised $15,000,000) before the end of the Initial Term, or if the Agreement is extended beyond the Initial Term by the Parties mutual agreement, a cash bonus of $500,000 and additional options equal to 2% of the then outstanding shares of the Company, paid and issued upon XTI raising an additional $25,000,000 (above the previously-raised $15,000,000) within thirty-six months from the Effective Date.

(v)         For all amounts above $40,000,000 raised by the company during this term or if the agreement is extended beyond the initial term by the Parties’ mutual agreement, a cash bonus of 3% of the amount raised above $40,000,000.

(vi)        When the Company raises a total of $75,000,000, the Company shall issue additional options of 2% of the then outstanding shares of the Company issued upon XTI raising a total of $75,000,000.

If the Company raises a minimum of $5,000,000 by the end of the Initial Term, both Parties shall be obligated to extend the terms of this Agreement for an additional 12-month period or any other mutually agreed-upon period (the “Extended Term”). There shall not be any correlation between the timing of Consultant's annual salary and the timing of the cash bonuses and options. For example, if the Company raises $15 million in year one of Consultant's employment, Consultant would receive the cumulative bonus amounts of $550,000, plus options equal to 3% of the Company in that first year, in addition to Consultant’s $25,000/month salary, any additional compensation agreed to after the Initial Term, and the initial 3% of the Company in Options.

Options: The Options shall have an exercise price equal to the market value of the shares being purchased and sold at the time of the issuance of the Options. For example, at the time of closing the equity crowdfunding or closing an investment under the Company’s Series B financing, the Options shall have an exercise price in an amount which is the same as the actual purchase price paid by such investors. The term of the Options shall be ten years (exercisable by the holder of the Option at the original exercise price any time within that ten-year period).

For purposes of this Agreement, “Financing” means securing one or more debt or equity investments from third parties (excluding David E. Brody) in the amounts described in Sections 2(b)(i) through (iv), above, during the period after the Effective Date.

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(c)          Expenses During the Term, XTI shall pay directly or reimburse the Consultant for his out-of-pocket expenses related to performing the Services, including but not limited to out of town travel expenses so long as such expenses constitute business deductions from taxable income for the Company and are excludable from taxable income to the Consultant under the governing laws and regulations of the Internal Revenue Code. The reimbursement of Consultant’s business expenses shall be payable monthly upon presentation to and approval by the Company of valid receipts and other appropriate documentation for such expenses. The reimbursement of expenses to Consultant under this Agreement shall be made in a manner consistent with the Company’s then applicable accounts payable policies and procedures.

(d)          Stock Options The Company plans to create a stock option plan at some time in the future, within its sole discretion. After the stock option plan is effective, the Company and Consultant shall use commercially reasonable efforts to negotiate the number and type of stock options that Company will grant to Consultant in addition to the Options to be issued pursuant to Section 2(b), above.

3.             TERM AND TERMINATION:

(a)          Term This Agreement is effective between the Parties as of the Effective Date, and shall continue for a period of one year, with either Party having the right and ability to terminate this Agreement upon sixty days prior written notice. Termination of this agreement will not divest either Party of their rights to any fee or commission that was earned for an Investment to the Company prior to notice of termination. A commission is earned for this purpose when an Investor has been Introduced and registered with the Company prior to Notice of Termination. In connection with such earned commission, Consultant shall be paid all sums due only after receipt or relevant payments by the Company, in accord with the compensation provisions of this Agreement.

(b)          Termination by the Company for Cause This Agreement may be terminated by Company at any time during the Initial Term only for Cause by giving Consultant written notice. For purposes of this Agreement, “Cause” shall be deemed to mean, in the reasonable judgment of the Company's board of directors, (i) the Consultant commits fraud, misappropriation, theft or embezzlement against the Company, or (ii) the Consultant compromises trade secrets or other proprietary information of the Company in contravention of Section 4 of this Agreement that could reasonably be expected to result in material harm to the Company or its business, (iii) the Consultant's conviction of a felony involving moral turpitude, (iv) the Consultant breaches any of the material terms of this Agreement (other than those referenced in clause (ii) of this Section 3(b) and fails to cure such breach within 30 days after the receipt of written notice from the Company, (v) intentional and willful misconduct that may subject the Company to criminal or civil liability, or (vi) in so far as Consultant, himself, serves as a member of the board of directors, breach of the Consultant’s fiduciary duty of loyalty, including but not limited to the diversion or usurpation of corporate opportunities belonging to the Company.

4.             CONFIDENTIAL INFORMATION AND ASSIGNMENT OF INVENTIONS:

(a)          Confidential Information. Consultant shall maintain the Confidential Information of the Company in strict confidence during the Term of this Agreement and after its termination, and shall exercise no less than reasonable care with respect to the handling and protection of such Confidential Information. Consultant shall use the Confidential Information of the Company only during the Term of this Agreement and as expressly permitted herein, and shall disclose such Confidential Information only to employees and representatives of Consultant as is reasonably required in connection with the exercise of the rights and obligations under this Agreement (and only subject to binding use and disclosure restrictions at least as protective as those set forth herein executed in writing by such employees and representatives).

(b)          Definition. “Confidential Information” means all oral or written communication or data information disclosed by the Company, including, but not limited to any information relating to the Company’s business affairs, including trade secrets, inventions, samples, formulae, source and object code, concepts, ideas, know-how, processes, techniques, other works of authorship, technology, features, improvements, drawings, specifications, data, databases, discoveries, developments, designs, and enhancements, business information, business plans, marketing materials and plans, technical or financial information, research and development plans, budgets, financial information, proposals, sketches, models, samples, computer programs and documentation, price lists, costs, supplier information, employee lists, employment and consulting agreements, personnel policies, the substance of agreements with customers, suppliers, vendors and others, marketing arrangements, customer lists, commercial arrangements, and any similar information, whether or not marked “Confidential,” “Proprietary” or “Trade Secret,” including all Third Party Information. “Third Party Information” means confidential or proprietary information received from a third party and that is subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes.

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(c)          Exclusions. Confidential Information excludes information that: (i) is in or enters the public domain, through no fault of Consultant; or (ii) has been disclosed by the Company to a third party without restriction; or (iii) is known to the general public through publication or otherwise; or (iv) is already known to the Consultant at the time of its disclosure; or (v) is independently developed by Consultant without use of or reference to the Company’s Confidential Information.

Notwithstanding the foregoing exclusions, all information that relates to Work Product or Inventions (each as defined below) or that is developed in connection with Work Product or Inventions under this Agreement, regardless of whether such is identified as being confidential or proprietary or falls under one or more of the exceptions set forth above, shall be deemed to be the Confidential Information of the Company and shall be subject to the restrictions set forth in this Section 4.

(d)          Non-Disclosure. Consultant acknowledges the confidential and proprietary nature of the Company’s Confidential Information and agrees, except as expressly authorized or permitted under this Agreement, (i) to hold the Company’s Confidential Information in confidence and to take all reasonable precautions to protect such Confidential Information (including, without limitation, all precautions the Consultant employs with respect to its own confidential materials), (ii) not to divulge any such Confidential Information to any third person, and (iii) not to make any use whatsoever of such Confidential Information, except as required in order to perform the Services.

(e)          Work Product. The product of all work performed on behalf of the Company by Consultant pursuant to this Agreement in connection with the Services, whether or not pursuant to a written agreement (the “Work Product”) shall be owned by the Company. Consultant acknowledges that the copyright to all original works of authorship which are or have been made by it (solely or jointly with others) within the scope of Consultant’s Services, and which are classifiable as “works made for hire,” as defined by the United States Copyright Act (17 U.S.C., Section 101), shall be owned by the Company. At termination of this Agreement, Consultant shall deliver to the Company both the completed and any uncompleted portions of the Work Product, without exception. The Company, as owner of all Work Product, may change, alter, and revise the Work Product as necessary.

(f)          Assignment of Inventions. Consultant agrees to assign to the Company all of Consultant's right, title and interest in and to any and all Inventions trade secrets, Work Product, Confidential Information, whether or not eligible for or covered by patent, copyright or trade secret protection (all collectively hereinafter referred to as “Inventions”) that are made, conceived, reduced to practice or learned by Consultant during the Term. Inventions assigned to the Company are hereinafter referred to as “Company Inventions.”

(g)          Non-Compete. During the Term, Consultant: (i) will have access to and knowledge of Confidential Information; and (ii) the Services rendered by Consultant to the Company are key services. To protect the Company’s Confidential Information and business, and because of the key technical work performed by Consultant for the Company, Consultant agrees that during the Term, and for a period of five years after the Term (regardless of whether or not the Consultant is working for the Company), the Consultant will not, anywhere in the world, directly or indirectly engage in, or have any ownership interest in, or participate in the financing, operation, management or control of, a “Restricted Business” (as defined below), as an employee, equity owner, consultant, proprietor, partner, or director. Ownership of less than one percent (1%) of the outstanding voting stock of a publicly traded corporation will not be a violation of this Section 4(g).

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Consultant agrees and acknowledges that (i) the time and geographic limitations on the restrictions in this Section 4(g) are reasonable, (ii) this Section 4(g) is reasonably necessary for the protection of Company's Confidential Information, (iii) through the performance of Services the Consultant shall receive adequate consideration for any loss of opportunity associated with the provisions herein, and that these provisions provide a reasonable way of protecting Company’s business value. If any restriction set forth in this Section 4(g) is found by any court of competent jurisdiction to be unenforceable because it extends for too long a period of time, over too great a range of activities, or too great of a geographic area, it shall be interpreted to extend only over the maximum period of time, range of activities, and geographic area as to which it may be enforceable, and any such decision of invalidity or unenforceability in any jurisdiction shall not invalidate or render such provision unenforceable in any other jurisdiction.

As used in this Section 4(g), “Restricted Business” shall mean the development, design, manufacturing, marketing or sales of manned or unmanned fixed-wing vertical take-off and landing aircraft of any weight or size, using one or more ducted fans for vertical take-off and landing, anywhere in the world.

Consultant acknowledges that its experience and capabilities are such that Consultant's breach of the obligations under this Agreement, including but not limited to this Section 4 cannot be reasonably or adequately compensated in damages in an action at law. If Consultant breaches or threatens to breach any provisions of this Agreement, the Consultant agrees that the Company shall be entitled to an injunction, without bond or other security, enjoining and restraining Consultant, or its affiliates, associates, partners or agents, either directly or indirectly, from committing such breach. The Company’s right to an injunction shall be cumulative and not limit its right to any other remedies, including damages.

5.             INDEMNIFICATION:

(a)          Indemnification by the Consultant. Consultant hereby indemnifies and agrees to hold the Company and its affiliates (including any and all officers, directors, employees and agents) harmless from and against any loss, claim, liability, cost, expense or other damages (including reasonable legal fees and expenses)(collectively “Losses”) which are caused by or arise out of Consultant's fraud, gross negligence or willful misconduct.

(b)          Indemnification by the Company. The Company hereby agrees to indemnify Consultant from any and against any Losses which are caused by or arise out of Consultant’s performance of the Services to the Company pursuant to this Agreement; provided, however, Consultant shall not be entitled to indemnification for any Losses that are the result of (i) any breach by Consultant of this Agreement, or (ii) acts or omissions of Consultant that would constitute fraud, gross negligence or willful misconduct.

6.             GENERAL PROVISIONS:

(a)          Covenants. If the Consultant's engagement hereunder expires or is terminated, this Agreement will continue in full force and effect as is necessary or appropriate to enforce the covenants and agreements of both Parties. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question or intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

(b)          Binding Effect; Delegation of Duties Prohibited. The duties and covenants of the Consultant under this Agreement, being personal, may not be delegated.

(c)          Entire Agreement; Amendments. This Agreement contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior consulting agreements and understandings, oral or written, between the Parties hereto with respect to the subject matter hereof, except for any Non-Disclosure Agreement, executed between the Parties, which shall remain in effect in accordance with its terms. This Agreement may not be amended orally, but only by an agreement in writing signed by both Parties.

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(d)          Governing Law: Forum and Venue. This Agreement shall be construed according to the law of the State of Colorado and any actions to enforce the terms of this Agreement shall be exclusively brought in either state or federal court in Denver, Colorado, and each of the Parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. The prevailing Party in any such action shall be entitled to recover its attorney’s fees and all costs of any such action.

(e)          Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

(f)          Counterparts and Facsimile. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. Electronic signatures shall be considered an original signature.

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the Effective Date.

XTI Aircraft Company

By:	/s/ David E. Brody	/s/ Robert J. LaBelle
	David E. Brody, Chairman	Robert J. LaBelle, an individual

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